NO ACT

DC

PE
12-13-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020269

RECD S.E.C.
JAN 0 2 2008
1086

January 2, 2008

Jonathan C. Dill
9936 N. Lamplighter Lane
Mequon, WI 53092

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-2-2008

Re: Exxon Mobil Corporation
Incoming letter dated December 13, 2007

Dear Mr. Dill:

This is in response to your letter dated December 13, 2007 concerning the shareholder proposal you submitted to ExxonMobil. On December 13, 2007, we issued our response expressing our informal view that ExxonMobil could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

cc: James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2293

9936 N. Lamplighter Lane
Mequon, WI 53092
13 December 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel\100 F Street, NE
Washington, DC 20549

RE: Correspondence from ExxonMobil Corporation Dated 12 December 2007 to SEC Concerning Shareholder Proposal by Jonathan Dill for Proxy Statement

This letter is in response to the letter from ExxonMobil management to the SEC dated 12 December that seeks to stifle discussion of a shareholder resolution on grounds that are totally fallacious.

The SEC properly sets forth a rule governing future actions based on the effective receipt of correspondence by concerned parties. ExxonMobil is trying to amend and subvert this rule by changing the wording from "receipt" to "delivery." And, contrary to ExxonMobil's assertion in its letter, they do even have proof of receipt in the form of a recipient's signature.

ExxonMobil's claim that it's internal guidelines and standards preclude adherence to the wording of SEC regulations is preposterous. ExxonMobil is not able to publish internal guidelines that seek to modify or amend the wording of SEC rules. My argument for inclusion of my resolution in the proxy statement is based on the wording of the SEC rule, not ExxonMobil's attempted transformation of that rule into something different that happens to serve better their own interests. The SEC rule clearly states "receipt" and not "delivery." ExxonMobil has a finite deadline in January by which all proxy related matters must be concluded in order to print and distribute these materials in a timely manner. Acceptance of my proposal now or in the immediate future would in no way endanger or impinge upon this deadline. Frankly, if ExxonMobil is truly concerned about "maintain[ing] the scheduling certainty on which the process depends" they are wasting a considerable amount of time trying to "gag" legitimate shareholder discussion rather than using the time to prepare the schedule.

As for proof of continuous ownership of my shares, I provided ExxonMobil with proof of ownership on October 22, 2007 and with a statement concerning continuous ownership representing <u>exactly</u> the same type of proof that as acceptable to ExxonMobil last year. I acted in a manner based on (1) the precedent set and accepted by ExxonMobil last year, and (2) the fact that the repository of my shares had changed during the year and the current repository was unable to provide a statement of the type that ExxonMobil is now demanding this year, a change that should in no way diminish my rights as a shareholder. If ExxonMobil wishes, I will send them a sworn statement that I have neither purchased no sold any ExxonMobil shares for more than one year and that transactions in nor capital gains or loss on any ExxonMobil shares were or will be reported on my 2006 or 2007 income tax returns. As for ExxonMobil's purported requirement that only the repository may provide the statement (and forgetting that this was not required with my submission last year), what do ExxonMobil's guidelines specify is the remedy when the repository on the record date has not been the repository for one full year and cannot provide such a statement? Does ExxonMobil then deny shareholders certain rights to which they would otherwise be entitled?

I am sorry to bother you with all this correspondence, but I object the management of ExxonMobil trying to use arbitrary and false technicalities to avoid its responsibilities for a public discussion with the corporation's owners of a matter that the SEC itself deemed worthy of public discussion last year. I ask you to see through the unworthy obstructionism of ExxonMobil's legal department and rule in favor of placing my resolution in the forthcoming proxy statement. I thank you very much for your efforts in this matter.

I enclose five copies of this letter for your use. Please feel free to ignore the usual time stamping and return of an extra copy. I am sending a copy of this letter to ExxonMobil.

Respectfully,

Jonathan C. Dill

END